UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-193376-11

COMM 2014-LC17 Mortgage Trust

(Exact name of issuing entity as specified in its charter)

Deutsche Mortgage & Asset Receiving Corporation

(Exact name of depositor as specified in its charter)

1 Columbus Circle

New York, New York 10019

(212) 250-2500

(Address, including zip code, and telephone number, of principal executive offices of the issuing entity)

Class A-1

Class A-2

Class A-SB

Class A-3

Class A-4

Class A-5

Class X-A

Class A-M

Class B

Class PEZ

Class C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         / /

Rule 12g-4(a)(2)         / /

Rule 12h-3(b)(1)(i)      / /

Rule 12h-3(b)(1)(ii)     / /

Rule 15d-6                 / /

Rule 15d-22(b)       /x/

Approximate number of holders of record as of the certification or notice date:

        0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Deutsche Mortgage & Asset Receiving Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 8, 2025

By: /s/ Matt Smith

Matt Smith, Director

Date: April 8, 2025

By: /s/ R. Chris Jones

R. Chris Jones, Managing Director